FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X   Form 40-F
                                      -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes        No   X
                                        -----     -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 99.1 is (i) Amendment No.1, dated November 14, 2004 (the "Amendment"), to the Agreement and Plan of Merger, dated September 20, 2004, among Stelmar Shipping Ltd., Stelfort III Holding Inc. (as assignee of Castlehill Trading Limited) and Stelfort III Acquisition Inc. (as assignee of Ansber Trading Limited); and (ii) Exhibit 7.01 to the Amendment.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  STELMAR SHIPPING LTD.
                                                  (registrant)




Dated:  November 15, 2004                         By: /s/ Olga Lambrianidou
                                                  ------------------------------
                                                  Name:  Olga Lambrianidou
                                                  Title: Corporate Secretary









02509.0004 #526368


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                                                                    EXHIBIT 99.1

                                                                  EXECUTION COPY



                 AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

                  Reference is made to that certain Agreement and Plan of Merger among Stelmar Shipping Ltd., Stelfort III Holding Inc. (as assignee of Castlehill Trading Limited) and Stelfort III Acquisition Inc. (as assignee of Ansber Trading Limited), dated September 20, 2004 (the "Agreement"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Agreement. This amendment of the Agreement is hereinafter referred to as this "Amendment".

A. The parties desire to amend the Agreement, in accordance with Section 9.04 of the Agreement, on the terms and conditions hereinafter set forth.

B. The board of directors of each party has authorized this Amendment.

                  NOW, THEREFORE, in consideration of the foregoing premises and the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1. Amendment. The Agreement shall be amended in the following manner:

     (a) Section 3.01(a) of the Agreement is hereby amended by replacing "$38.55" with "$40.00".

     (b) Section 7.01 of the Agreement is hereby amended by adding the following at the end of such section:

         The Shareholders' Meeting is scheduled for November 16, 2004. The Company shall issue the press release attached hereto as Exhibit 7.01 on November 15, 2004 as early as practicable.

                  2. Effect of Amendment. Except as expressly set forth herein, this Amendment shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Agreement, all of which shall continue in full force and effect.

                  3. Governing Law. Other than those provisions set forth herein that are required to be governed by the LBCA, this Amendment shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

                  4. Headings. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

                  5. Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile shall be effective as delivery of a manually executed counterpart of this Amendment.

                        [The remainder of this page has been intentionally left blank; signature page follows.]


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                  IN WITNESS WHEREOF, the parties hereto have duly executed this
Amendment as of the 14th day of November, 2004.

                                                  STELFORT III HOLDING INC.


                                                  By:  /s/ Randal A. Nardone
                                                  ------------------------------
                                                  Name: Randal A. Nardone
                                                  Title: Chief Operating Officer



                                                  STELFORT III ACQUISITION INC.


                                                  By:  /s/ Randal A. Nardone
                                                  ------------------------------
                                                  Name: Randal A. Nardone
                                                  Title: Chief Operating Officer



                                                  STELMAR SHIPPING LTD.


                                                  By  /s/ Peter Goodfellow
                                                  ------------------------------
                                                  Name: Peter Goodfellow
                                                  Title:   CEO

                                                                    EXHIBIT 7.01

For Immediate Release
Company Contacts:
Stamatis Molaris                   Leon Berman
Chief Financial Officer            Principal
Stelmar Shipping Ltd.              The IGB Group
011-30210-891-7260                 212-477-8438


             STELMAR SHIPPING LTD. ANNOUNCES AGREEMENT WITH FORTRESS
                       FOR INCREASED MERGER CONSIDERATION

         ATHENS, Greece - November 15, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today announced that its Board of Directors has unanimously approved an amendment to the agreement and plan of merger among Stelmar and affiliates of Fortress Investment Group LLC (collectively "Fortress") which raises the merger consideration to $40.00 per share in cash (up from $38.55 per share as previously announced). The total value of the transaction is now approximately $703 million in cash. The new price represents a premium of 60% over the closing price of Stelmar's common stock on May 14, 2004, the last trading day prior to the announcement by OMI Corporation of a proposal for a business combination involving Stelmar, and a premium of 13% over the closing price of Stelmar's common stock on September 17, 2004, the last trading day prior to the announcement of the agreement with Fortress.

         Stelmar's Board of Directors strongly believes that the proposed merger with Fortress provides the best opportunity to maximize value for all Stelmar shareholders and unanimously recommends that shareholders vote "FOR" the merger.

Fortress has indicated to Stelmar that this increased price represents its best and final offer and Fortress does not intend to make any additional increases. As previously notified to shareholders, the special meeting of Stelmar shareholders will be held at InterContinental The Barclay New York, 111 East 48th Street, New York, New York on Tuesday, November 16, 2004 at 10:00 a.m.
(EST) for the purpose of voting upon the approval and authorization of the merger agreement with Fortress. Stelmar anticipates that the merger

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will become effective as promptly as practicable after the special meeting, subject to its approval by shareholders.

         IF YOU HAVE ALREADY SENT IN YOUR PROXY CARD, YOU MAY REVOKE IT AND SEND IN A NEW PROXY OR YOU MAY VOTE IN PERSON AT THE SPECIAL MEETING.

         Remember, if you hold your shares through a bank or broker, only your bank or broker can vote your shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to vote your shares "FOR" the Fortress transaction today. If you have questions about the merger proposal, or need assistance in the timely voting of your shares, please call our proxy solicitor, Innisfree M&A
Incorporated: 1 (888) 750-5834 (Toll-free from the US and Canada) +1 (646) 822-7410 (call collect from other locations) (Banks and brokers may call collect at +1(212) 750-5833).

About Stelmar Shipping Ltd.

Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hull. In addition, four of the leased vessels are double-hull and the balance are double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

About Fortress Investment Group LLC

Fortress Investment Group LLC is a global alternative investment and asset management firm founded in 1998 with approximately $10 billion in equity capital currently under management. With headquarters in New York, Fortress and its affiliates have offices in London, Rome, Frankfurt and Geneva.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits, the time charter and spot charter markets, our mix of time and spot charters, prospective earnings and utilization of our vessels, our insurance claims expectations and the expected completion and timing of the merger and other information relating to the merger. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on the oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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